UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

26 September 2016
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statements on Form S−8 (Nos. 333-202772, 333-6040, 333-173246, 333−165870, 333-90808, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished

CRH plc (the "Company")

26th September 2016

Letter to Shareholders in relation to Scrip Dividend Offer and Scrip Entitlement Form (the "Documents")

The Documents have been posted to shareholders and are available to view on the Company's website, www.crh.com.

Copies of the Documents have been submitted to the Irish Stock Exchange and to the U.K. National Storage Mechanism and will shortly be available for inspection at:

Companies Announcement Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2
Tel. no. + 353 1 677 8808

and at:

http://www.morningstar.co.uk/uk/NSM

Enquiries

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 26 September 2016

By:___/s/Neil Colgan___
N.Colgan
Company Secretary